SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              July 24, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated July 24, 2006 re: Director/PDMR Shareholding




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. C.M. Wiscarson:                                               38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                  4,362
Hill Samuel Offshore Trust Company Limited (HSOTC):               37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                126,614
Lloyds TSB long-term incentive plan                              163,460
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                  6,963


8 State the nature of the transaction

On 20th July, 2006, 28 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mr. Wiscarson, under the Lloyds TSB Group Shareplan as follows:

     23 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. C.M. Wiscarson:                                           38,920
LTSBRCNL AESOP1:                                               4,390
HSOTC:                                                        37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                            126,614
Lloyds TSB long-term incentive plan                          163,460
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                               6,963

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

21ST JULY, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,007,017

23. Any additional information
-




24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                    020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE SECRETARY
Date of notification 24TH JULY, 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                  1,714
Hill Samuel Offshore Trust Company Limited (HSOTC):               23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                 78,670
Lloyds TSB long-term incentive plan                              128,846






8 State the nature of the transaction

On 20th July, 2006, 28 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mrs. Sergeant, under the Lloyds TSB Group Shareplan as follows:

     23 "partnership" shares; and
      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                              1,742
HSOTC:                                                       23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                            78,670
Lloyds TSB long-term incentive plan                         128,846

PERCENTAGE HOLDING IS MINIMAL




16. Date issuer informed of transaction
21ST JULY, 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
470,090

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH JULY, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director
FRANS HIJKOOP

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                  1,583
Hill Samuel Offshore Trust Company Limited (HSOTC):               19,205
Conditional award of shares under the:
Lloyds TSB performance share plan                                 65,100
Lloyds TSB long-term incentive plan                              121,538


8 State the nature of the transaction

On 20th July, 2006, 23 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mr. Hijkoop, under the Lloyds TSB Group Shareplan as follows:

     18 "partnership" shares; and
      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                   1,606
HSOTC:                                                            19,205
Conditional award of shares under the:
Lloyds TSB performance share plan                                 65,100
Lloyds TSB long-term incentive plan                              121,538

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
21ST JULY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
471,728

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                    020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH JULY, 2006








NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                1,981
Hill Samuel Offshore Trust Company Limited (HSOTC):             50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                              169,720
Lloyds TSB long-term incentive plan                            297,114




8 State the nature of the transaction

On 20th July, 2006, 28 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mr. Tate, under the Lloyds TSB Group Shareplan as follows:

          23 "partnership" shares; and
           5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction
THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                   2,009
HSOTC:                                                            50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                169,720
Lloyds TSB long-term incentive plan                              297,114

PERCENTAGE HOLDING IS MINIMAL






16. Date issuer informed of transaction
21ST JULY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,116,907

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH JULY, 2006










NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH




7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                                   108,204
Miss D.M. Muirhead (Mrs. Kane):                                   12,613
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                  3,888
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Kane: (Single company maxi ISA):                             1,183
Hill Samuel Offshore Trust Company Limited (HSOTC):               42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                                144,754
Lloyds TSB long-term incentive plan                              288,460


8 State the nature of the transaction
On 20th July, 2006, 28 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mr. Kane, under the Lloyds TSB Group Shareplan as follows:

     23 "partnership" shares; and
      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.




15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. A.G. Kane:                                                  108,204
Miss D.M. Muirhead (Mrs. Kane):                                  12,613
LTSBRCNL AESOP1:                                                  3,916
LTSBR(I)NL:
- Mr. Kane: (Single company maxi ISA):                            1,183
HSOTC:                                                           42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                               144,754
Lloyds TSB long-term incentive plan                             288,460

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
21ST JULY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant -

18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option -

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,587,003

23. Any additional information
-




24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY
Date of notification     24TH JULY, 2006








NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH




7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. M.E. Fairey:                                                72,365
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                3,121
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Fairey (Single company maxi ISA):                          6,655
Hill Samuel Offshore Trust Company Limited (HSOTC):             54,360
Conditional award of shares under the:
Lloyds TSB performance share plan                              184,274
Lloyds TSB long-term incentive plan                            328,846


8 State the nature of the transaction
On 20th July, 2006, 10 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mr. Fairey, under the Lloyds TSB Group Shareplan as follows:

      5 "partnership" shares; and
      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.




15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. M.E. Fairey:                                                72,365
LTSBRCNL AESOP1:                                                 3,131
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):                          6,655
HSOTC:                                                          54,360
Conditional award of shares under the:
Lloyds TSB performance share plan                              184,274
Lloyds TSB long-term incentive plan                            328,846

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
21ST JULY, 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,864,934

23. Any additional information
-




24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 24TH JULY, 2006






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i) AND (ii)

3. Name of person discharging managerial responsibilities/director JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. J.E. Daniels:                                              161,119
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                3,888
Hill Samuel Offshore Trust Company Limited (HSOTC):            108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                              368,414
Lloyds TSB long-term incentive plan                            507,692


8 State the nature of the transaction
On 20th July, 2006, 28 shares were acquired by LTSBRCNL AESOP1 at 534p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan as follows:

     23 "partnership" shares; and

      5 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION TOOK PLACE ON 20TH JULY, 2006 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. J.E. Daniels:                                                 161,119
LTSBRCNL AESOP1:                                                    3,916
HSOTC:                                                            108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                 368,414
Lloyds TSB long-term incentive plan                               507,692
PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
21ST JULY, 2006





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
2,367,760

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     24TH JULY, 2006

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     July 24, 2006